
07004215

BB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive
(No. and Street)

West Chester (City) PA (State) 19380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anita Woods (770) 850-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH, DC 202 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Financial Operations Principal

Title

TRACY S. COSBY NOTARY EXPIRES GEORGIA JUNE 13, 2007 PUBLIC COBB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT of FINANCIAL CONDITION

Directed Services LLC

December 31, 2006

with Report of Independent Registered Public Accounting Firm

Directed Services LLC
Statement of Financial Condition
December 31, 2006

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company, a wholly-owned subsidiary of ING Life Insurance and Annuity Company, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 21, 2007

Directed Services LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	52,088,606
Commissions and concessions receivable		3,332,732
Distribution fee receivable		22,105,229
Due from affiliates		39,269
Total assets	$	77,565,836
Liabilities and member's equity		
Liabilities:		
Commissions and concessions payable	$	3,785,000
Investment advisory fees payable		8,090,414
Accounts payable and other accrued liabilities		7,571,297
Due to affiliates, including $1,046,065 under tax allocation agreement		4,411,691
Other liabilities		14,050
Total liabilities		23,872,452
Member's equity		53,693,384
Total liabilities and member's equity	$	77,565,836

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Directed Services LLC (the Company), formerly known as Directed Services, Inc. (DSI), operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company is engaged primarily in the distribution of variable insurance products.

In order to facilitate the reduction in the number of investment advisors, Lion Connecticut Holdings, Inc. (LCH) on December 1, 2006 contributed DSI to its wholly-owned subsidiary ING Life Insurance and Annuity Company (Parent) at book value with no resulting gain or loss. On December 12, 2006 the Parent organized a wholly-owned limited liability company, Directed Services LLC. Effective December 31, 2006, DSI was merged into Directed Services LLC. At the time of conversion to an LLC, the deferred tax asset was distributed to the Parent for no consideration resulting in a charge to retained earnings. On January 1, 2007, the investment advisory contracts of the Parent were contributed to the Company.

The Company's securities transactions are limited to variable annuities issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Commissions and Concessions Receivable

Commissions and concessions receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized when premiums are earned. Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. Subsequent to its conversion to an LLC on December 31, 2006, the Company's income will be taxed at the Member level. As such, no income taxes will be reflected for future periods beginning January 1, 2007. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

The Internal Revenue Services is currently examining ING AIH's tax returns for years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the statement of financial condition of the Company.

4. Related Party Transactions

The Company is the investment advisor, transfer agent, and administrator of ING Investors Trust (Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2006, total net fee receivables of $22,105,229 are reported in Distribution Fee Receivable on the statement of financial condition.

ING USA Annuity and Life Insurance Company (ING USA), ReliaStar Life Insurance Company of New York (RLNY), affiliates of the Company, provide certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts.

ING Investment LLC and ING Investment Management LLC, also affiliates of the Company, provide certain administrative and advisory services to the Company. The fee for these services is also calculated as a percentage of average assets.

ING AIH allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ING USA and RLNY, affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plan

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and profit sharing) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2006 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters will not have a material effect on the Company's financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2006, the Company had net capital of $27,176,454 which was $25,584,958 in excess of its required net capital of $1,591,496. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was .88 to 1.


END